CM
Rec'd
9/25/06
MM

SECURI[TIES AND EXCHANGE COMMI]SSION

06050402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

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SEC FILE NUMBER
8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 MM/DD/YY AND ENDING 12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Investments Institutional Services Co. Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 5 2006
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 11/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. and its subsidiary at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2006

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at market value (cost $53,782)	$ 53,782
Receivables from customers	3,100
Property and equipment, net	189,450
Deferred dealers concessions, net	4,912
Prepaid expenses	22,475
Other assets	3,117
Total Assets	$ 276,836
LIABILITIES	
Accrued liabilities	$ 7,167
Total Liabilities	7,167
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	797,510
	961,131
Less: Net receivable from FMR Corp.	(691,462)
Total Stockholder's Equity	269,669
Total Liabilities and Stockholder's Equity	$ 276,836

The accompanying notes are an integral part of the consolidated financial statements.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company earns sales charges associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from affiliates. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2005, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in these consolidated financial statements.

Revenue Recognition

Marketing and distribution services revenue is recognized as earned. Commissions earned on the sale of mutual fund shares and contractual plans are recognized on the trade date of the transaction. Computer support services revenue is recognized as earned. Interest income is recognized as earned and dividend income is recognized on the ex-dividend date. Unrealized appreciation (depreciation) on investments is credited (charged) to income. Gains and losses from the sale of investments are computed on an average cost basis.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, five to 10 years; and leasehold improvements, the shorter of their useful lives or 10 years. Maintenance and repairs are charged to income when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Any gain or loss on the sale or retirement of property and equipment is included in the consolidated statement of income.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, (cont.):

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value and a charge against income is recorded.

Deferred Dealers Concessions

Deferred dealers concessions of $4,912 are net of accumulated amortization of $13,867 as of December 31, 2005. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years and are reflected in the statement of income as a reduction of service fees. In the event that the underlying mutual fund shares to which the deferred dealers concession unit relates, are redeemed earlier than the estimated life, the unamortized balance is fully charged against income. Additionally, concession charges of $55,571 are allocated to the Company by an affiliate and netted against service fees.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

C. Transactions with FMR Corp. and Affiliated Companies

The Company receives its marketing and distribution services revenue, sales charges, service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR Corp. and affiliated companies. A summary of charges is as follows:

General and administrative	$ 61,823
Promotion and marketing	45,348
Occupancy	74,969
Other	2,856
Total	$ 184,996

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees. Pension expense is allocated to the Company based upon its pro rata share of total eligible salary expense of FMR Corp. and its subsidiaries.

(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies, (cont.):

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company follows Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for stock-based compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (Revised 2004) "Share Based Payment" which is in effect for the Company's fiscal year beginning January 1, 2006. The Company does not believe that the adoption of this statement will have a material effect on its consolidated financial statements.

The Company participates in various FMR Corp. stock-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR Corp. stock, as defined.

For the year ended December 31, 2005, aggregate expenses charged to the Company related to these retirement and stock-based compensation plans were approximately $183,342.

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $53,002 have been offset against the receivable from FMR Corp.

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2005:

Computer equipment	$ 458,107
Software	157,762
Leasehold improvements	2,407
Furniture and equipment	4,792
	623,068
Less: Accumulated depreciation and amortization	(433,618)
	$ 189,450

(Dollars in thousands)

E. Commitments:

Aggregate future minimum rentals of office space, equipment and other services under operating leases with noncancelable terms in excess of one year at December 31, 2005 are as follows:

Year	
2006	6,931
2007	1,862
2008	807
2009	665
2010	675
Thereafter	806

Rent expense included in occupancy amounted to approximately $76,865 in 2005, of which $74,969 was charged to the Company by affiliates.

F. Charge Equivalent to Taxes on Income:

The total charge equivalent to taxes on income for the year ended December 31, 2005, consists of:

Current:	
Federal	$ 86,755
State	9,957
	96,712
Deferred:	
Federal	34,871
State	3,873
	38,744
Charge equivalent to taxes on income	$ 57,968

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2005, the Company's net deferred tax assets approximated $73,889 and are included in the net receivable from FMR Corp. The primary sources of temporary differences relate to deferred compensation, pension expense, amortization of deferred dealers concessions and depreciation.